May 2007	Preliminary Terms No. 284
Registration Statement No. 333-131266
Dated May 11, 2007
Filed pursuant to Rule 433

Structured Investments
Opportunities in Equities
95% Capital Protected Notes based on the MSCI EAFE Index® due May       , 2010
 Partially Capital Protected Notes provide investors with exposure to a wide variety of assets and asset classes, including equities, commodities and currencies with limited downside risk to the initial investment. They are for investors who are willing to forgo some upside or yield in exchange for less than 100% principal protection.

S U M M A R Y T E R M S
Issuer:		Morgan Stanley
Aggregate principal amount:		$
Stated principal amount:		$1,000
Original issue price:		$1,000
Pricing date:		May , 2007
Original issue date:		May , 2007 (5 business days after the pricing date)
Maturity date:		May , 2010
Underlying index:		MSCI EAFE Index®
Principal protection:		95%
Participation rate:		98% to 103%, to be determined on the pricing date
Payment at maturity:		The minimum payment amount plus the supplemental redemption amount, which may be zero
Minimum payment amount:		$950
Supplemental redemption amount:		The product of $1,000 times the participation rate times the index percent change; provided that the supplemental redemption amount will not be less than zero.
Index percent change:		(final index value – initial index value) / initial index value
Initial index value:		The index closing value on the index setting date
Final index value:		The index closing value on the determination date
Index setting date:		The index business day immediately succeeding the pricing date.
Determination date:		May , 2010, two trading days prior to the maturity date
CUSIP:		61747S330
Listing:		None
Agent:		Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to public	Agent’s commissions(1)	Proceeds to company
	Per note	$1,000	$15	$985
	Total	$	$	$
(1) For additional information, see “Plan of Distribution” in the prospectus supplement for partially capital protected notes.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Prospectus Supplement for Partially Capital Protected Notes dated May 11, 2007

Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

95% Capital Protected Notes
based on the MSCI EAFE Index®

Investment Overview

95% Capital Protected Notes
The 95% Capital Protected Notes based on the MSCI EAFE Index® due May , 2010 (the “notes”) provide a way to gain 95% capital protected exposure to the MSCI EAFE Index®. At maturity, if the MSCI EAFE Index® has appreciated at maturity, your investment will return the minimum payment amount plus a supplemental redemption amount based on the appreciation multiplied by the participation rate. If the supplemental redemption amount is less than the difference between the stated principal amount and the minimum payment amount, you will lose money on your initial investment, up to a maximum loss of 5%.

Maturity:	3 years
Participation rate:	98% to 103%
Principal protection:	95%

MSCI EAFE Index® Overview
The MSCI EAFE Index® is a stock index calculated, published and disseminated daily by Morgan Stanley Capital International Inc. (“MSCI”), a majority-owned subsidiary of Morgan Stanley, and is intended to provide performance benchmarks for the developed equity markets in Australia and New Zealand and those in Europe and Asia, which include Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The MSCI EAFE Index® is described under the heading “Underlying Indices and Underlying Index Publishers Information—MSCI EAFE Index®” in Annex A of the accompanying prospectus supplement for partially capital protected notes.

Information as of market close on May 9, 2007

Ticker:	MXEA	52 Weeks Ago:	1,980.26
Current Index Value:	2,256.02	52 Week High Index Value (on 05/07/07):	2,269.48
		52 Week Low Index Value (on 06/14/06):	1,681.70

MSCI EAFE Index® Historical Performance
January 1, 2002 to May 9, 2007

May 2007	Page 2

95% Capital Protected Notes
based on the MSCI EAFE Index®

Key Investment Rationale

This three year investment offers upside exposure to the MSCI EAFE Index® while protecting 95% of your invested capital in exchange for forgoing current yield or interest.

Partial capital protection	The notes offer investors exposure to the MSCI EAFE Index® while protecting 95% of your invested capital.

Access	Uncapped exposure to the developed equity markets in Australia and New Zealand and those in Europe and Asia.

Best Case Scenario

At maturity, the MSCI EAFE Index® has appreciated significantly and the notes redeem for the $950 minimum payment amount plus a supplemental redemption amount in excess of $50 that is based on 98% to 103% of that appreciation.

Worst Case Scenario	At maturity, the MSCI EAFE Index® has depreciated and the notes redeem for only the $950 minimum payment amount, meaning you will lose 5% on your initial investment.

Summary of Selected Key Risks (see page 9)

■	The notes do not pay interest and may not pay more than the minimum payment amount at maturity (which would result in a loss of 5% on your initial investment).

■	Prior to maturity the notes may, depending on market conditions (primarily movements in the MSCI EAFE Index® and interest rates), trade below the original issue price.

■	There may be little or no secondary market for the notes. You should be willing to hold your notes to maturity.

■	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

■	If the participation rate is less than 100%, you will not participate fully in any appreciation of the MSCI EAFE Index® .

■	If the supplemental redemption amount due at maturity is less than $50, you will lose money on your investment in the notes.

■	The MSCI EAFE Index® is subject to currency exchange risk.

■	There are risks associated with investments in securities indexed to the value of foreign equity securities.

■	Investing in the notes is not equivalent to investing in the MSCI EAFE Index® .

■	Adjustments to the MSCI EAFE Index® could adversely affect the value of the notes.

■	You have no shareholder rights.

■	Credit risk to Morgan Stanley whose credit rating is currently Aa3/A+.

May 2007	Page 3

95% Capital Protected Notes
based on the MSCI EAFE Index®

Fact Sheet

The notes are senior unsecured obligations of Morgan Stanley, will pay no interest and will have the terms described in the prospectus supplement for partially capital protected notes and the prospectus, as supplemented or modified by these preliminary terms. At maturity, we will pay per note the minimum payment amount plus a supplemental redemption amount, if any, based on the increase, if any, in the value of the MSCI EAFE Index®. The notes are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term note program.

Expected Key Dates

Pricing Date:	Issue Date (Settlement Date):	Maturity Date:
May , 2007	May , 2007 (5 business days after the pricing date)	May , 2010, subject to postponement due to a market disruption event

Key Terms
Issuer:	Morgan Stanley
Underlying index:	MSCI EAFE Index®
Underlying index publisher:	Morgan Stanley Capital International Inc.
Aggregate principal amount:	$
Original issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Denominations:	$1,000 per note and integral multiples thereof
Principal protection level:	95%
Interest:	None
Bull notes or bear notes:	Bull notes
Payment at maturity:	The minimum payment amount plus the supplemental redemption amount, which may be zero
Minimum payment amount:	$950
Supplemental redemption amount:	The product of $1,000 times the participation rate times the index percent change; provided that the supplemental redemption amount will not be less than zero.
Index percent change:	(final index value – initial index value) / initial index value
Participation rate:	98% to 103%, to be determined on the pricing date
Initial index value:	The index closing value on the index setting date
Final index value:	The index closing value on the determination date
Index closing value:	The closing value of the MSCI EAFE Index® as displayed on the price source
Index setting date:	The index business day immediately succeeding the pricing date.
Determination date:	May , 2010, two trading days prior to the maturity date
Price source:	Bloomberg page “MXEA”
Call right:	The notes are not callable prior to the maturity date
Postponement of maturity date:

If the determination date is postponed so that it falls less than two scheduled trading days prior to the scheduled maturity date, the maturity date will be the second scheduled trading day following the determination date, as postponed.

Risk factors:	Please see “Risk Factors” on page 9

May 2007	Page 4

95% Capital Protected Notes
based on the MSCI EAFE Index®

General Information
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	61747S330
Minimum Ticketing Size:	100 notes
Tax Consideration:

Although the matter is not free from doubt, the Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the Notes, regardless of whether any stated interest is payable on the Notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the Notes generally will be treated as ordinary income. If the Notes were priced on May 9, 2007, the “comparable yield” would be a rate of 4.9988% per annum compounded semi-annually; however, the final comparable yield will be determined on the pricing date and may be different than the comparable yield set forth above. Based on the comparable yield set forth above, the “projected payment schedule” for a Note (assuming an issue price of $1,000) consists of a projected amount equal to $1,159.7831 due at maturity. The actual comparable yield and the projected payment schedule of the Notes will be updated in the final pricing supplement. You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the Notes.

Based on the comparable yield set forth above, the following table states the amount of OID (without taking into account the adjustments relating to any actual payments received in respect of the Notes) that will be deemed to have accrued with respect to a Note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year):

PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD

Original Issue Date through June 30,
2007	$6.1096	$6.1096
July 1, 2007 through December 31,
2007	$25.1467	$31.2563
January 1, 2008 through June 30, 2008	$25.7752	$57.0315
July 1, 2008 through December 31,
2008	$26.4194	$83.4509
January 1, 2009 through June 30, 2009	$27.0798	$110.5307
July 1, 2009 through December 31,
2009	$27.7566	$138.2873
January 1, 2010 through May 16, 2010	$21.4958	$159.7831

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

May 2007	Page 5

95% Capital Protected Notes
based on the MSCI EAFE Index®

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York (as successor Trustee to JPMorgan Chase Bank, N.A.)
Calculation Agent:	Morgan Stanley & Co. Incorporated
Use of proceeds and hedging:

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.

On or prior to the index setting date, we, through our subsidiaries or others, will hedge our anticipated exposure in connection with the notes by taking positions in futures and options contracts on the underlying index. Such purchase activity could increase the value of the underlying index, and therefore the value at which the underlying index must close on the determination date before you would receive at maturity a payment that exceeds the stated principal amount of the notes. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for partially capital protected notes.

ERISA:	See “ERISA” in the prospectus supplement for partially capital protected notes.
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225-7000)

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the accompanying prospectus supplement for partially capital protected notes and prospectus for this offering.

May 2007	Page 6

95% Capital Protected Notes
based on the MSCI EAFE Index®

How the Notes Work

At maturity, if the final index value is greater than the initial index value, for each $1,000 stated principal amount of notes that you hold, you will receive the minimum payment amount of $950 plus a supplemental redemption amount. The supplemental redemption amount will be equal to the product of (i) $1,000 times (ii) the percentage charge, if any, of the final index value from the initial index value times (iii) the participation rate. The supplemental redemption amount will not be less than $0. Presented below is a hypothetical example showing how the payout on the notes, including the supplemental redemption amount, is calculated, as well as a table showing a range of hypothetical payouts on the notes.

Example:

The hypothetical final index value is 50% greater than the initial index value.

Initial index value:	2,200
Hypothetical final index value:	3,300
Hypothetical participation rate:	100%
Supplemental redemption amount per note = $1,000 x ((3,300 – 2,200) / 2,200) x 100% = $500

In the example above, the total payment at maturity per note will equal $1,450, which is the sum of the minimum payment amount of $950 and a supplemental redemption amount of $500.

The examples of the hypothetical supplemental redemption amounts and payouts at maturity provided in the table below are intended to illustrate the effect of the hypothetical participation rate on each $1,000 stated principal amount of notes for the specified final index values, however they do not cover the complete range of possible payouts at maturity. If the supplemental redemption amount is less than $50, you will lose money on your investment.

Percent return of the index	Final index value	Stated principal amount	Supplemental redemption amount	Minimum payment amount	Payment at maturity	Percent return on $1,000 note
100%	4,400	$1,000	$1,000	$950	$1,950	95%
90%	4,180	$1,000	$900	$950	$1,850	85%
80%	3,960	$1,000	$800	$950	$1,750	75%
70%	3,740	$1,000	$700	$950	$1,650	65%
60%	3,520	$1,000	$600	$950	$1,550	55%
50%	3,300	$1,000	$500	$950	$1,450	45%
40%	3,080	$1,000	$400	$950	$1,350	35%
30%	2,860	$1,000	$300	$950	$1,250	25%
20%	2,640	$1,000	$200	$950	$1,150	15%
10%	2,420	$1,000	$100	$950	$1,050	5%
5%	2,310	$1,000	$50	$950	$1,000	0%
0%	2,200	$1,000	$0	$950	$950	-5%
-10%	1,980	$1,000	$0	$950	$950	-5%
-20%	1,760	$1,000	$0	$950	$950	-5%
-30%	1,540	$1,000	$0	$950	$950	-5%
-40%	1,320	$1,000	$0	$950	$950	-5%
-50%	1,100	$1,000	$0	$950	$950	-5%
--	--	--	--	--	--	--
-100%	0	$1,000	$0	$950	$950	-5%

May 2007	Page 7

95% Capital Protected Notes
based on the MSCI EAFE Index®

Payment at Maturity

95% capital protection. At maturity, we will pay you at least $950, plus the supplemental redemption amount, if any. If the supplemental redemption amount is less than $50, you will lose money on your investment.

The supplemental redemption amount based on the MSCI EAFE Index®. The supplemental redemption amount will be equal to the product of $1,000 times the participation rate times the percentage change, if any, of the final index value from the initial index value. The supplemental redemption amount will not be less than $0. If the final index value is greater than the initial index value, the supplemental redemption amount will be calculated as follows:

supplemental redemption amount	= $1,000 x participation rate x	(final index value – initial index value) initial index value where,

participation	=	98% to 103%, to be determined on the pricing date.
rate

initial index	=	the index closing value as determined on the index
value		setting date

final index	=	the index closing value as determined on the
value		determination date

index closing	=	the closing value of the MSCI EAFE Index®
value

If the final index value is less than or equal to the initial index value, the supplemental redemption amount will be zero.

May 2007	Page 8

95% Capital Protected Notes
based on the MSCI EAFE Index®

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-16 of the prospectus supplement for partially capital protected notes. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

Structure Specific Risk Factors

■	The notes may not pay more than the minimum payment amount at maturity, which will result in a loss. If the final index value is less than, equal to or has risen insufficiently above the initial index value so that the supplemental redemption amount is less than $50, you will receive less than the stated principal amount of $1,000 for each note you hold at maturity.

■	The notes do not pay interest. There are no periodic interest payments on the notes.

■	Market price of the notes will be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including: the value of each of the underlying index at any time and, in particular, on the determination date, the volatility of the underlying index, interest and yield rates in the market, geopolitical conditions and economic, financial, political and regulatory or judicial events, the time remaining to the maturity of the notes, the dividend rate on the stocks underlying the underlying index and our creditworthiness.

■	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.

■	If the participation rate is less than 100%, you will not participate fully in any appreciation of the underlying index over the term of the notes.

■	The underlying index is subject to currency exchange risk. Because the closing prices of the securities constituting the underlying index are converted into U.S. dollars for purposes of calculating the value of the underlying index, investors in the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the component securities trade. Exposure to currency changes will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component securities in the underlying index denominated in each such currency. If the U.S. dollar strengthens against such currencies, the value of the underlying index will be adversely affected and may reduce or eliminate any return on your investment. Fluctuations in currency exchange rates can have a continuing impact on the value of the underlying index, and any negative currency impact on the underlying index may significantly decrease the value of the notes.

May 2007	Page 9

95% Capital Protected Notes
based on the MSCI EAFE Index®

■	There are risks associated with investments in securities indexed to the value of foreign equity securities. Investments in securities indexed to the value of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

■	Investing in the notes is not equivalent to investing in the underlying index. Investing in the notes is not equivalent to investing in the underlying index or its component stocks. The payment of dividends on the stocks that constitute the underlying index are not reflected in its level and, therefore, have no effect on the calculation of the payment at maturity. See “How the Notes Work” above.

■	Adjustments to the underlying index could adversely affect the value of the notes. The publisher of the underlying index can add, delete or substitute the stocks underlying the underlying index, and can make other methodological changes that could change the value of the underlying index. The publisher of the underlying index may discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index and is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates. Any of these actions could adversely affect the value of the notes.

■	You have no shareholder rights. As an investor in the notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie the underlying index.

Other Risk Factors

■	Secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide significant liquidity. Accordingly, you should be willing to hold your notes to maturity.

■	Potential adverse economic interest of the calculation agent. The economic interests of MS & Co., as the calculation agent and of MS & Co. and other affiliates of ours that will carry out hedging activities related to the notes or that trade in the component stocks of the underlying index or other instruments related to the underlying index are potentially adverse to your interests as an investor in the notes. The hedging or trading activities of our affiliates on or prior to the index setting date and on the determination date could adversely affect the closing value of the underlying index and, as a result, could decrease the amount you may receive on the notes at maturity. Any of these hedging or trading activities on or prior to the index setting date could potentially affect the initial index value and, as a result, could increase the value at which the underlying index must close on the determination date before you receive a payment at maturity that exceeds the minimum payment amount on the notes. Additionally, such hedging or trading activities during the term of the notes could potentially affect the value of the underlying index on the determination date and, accordingly, the amount of cash you will receive at maturity.

May 2007	Page 10

95% Capital Protected Notes
based on the MSCI EAFE Index®

Information about the MSCI EAFE Index®

The MSCI EAFE Index®. The MSCI EAFE Index® is a stock index calculated, published and disseminated daily by MSCI, a majority-owned subsidiary of Morgan Stanley, and is intended to provide performance benchmarks for the developed equity markets in Australia and New Zealand and those in Europe and Asia, which include Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The MSCI EAFE Index® is described under the heading “Underlying Indices and Underlying Index Publishers Information—MSCI EAFE Index®” in Annex A of the accompanying prospectus supplement for partially capital protected notes.

License Agreement between MSCI and Morgan Stanley. “MSCI EAFE Index®” is a trademark of MSCI and has been licensed for use by Morgan Stanley. See “Underlying Indices and Underlying Index Publishers Information—MSCI EAFE Index®—License Agreement between MSCI and Morgan Stanley” in Annex A of the accompanying prospectus supplement for partially capital protected notes.

Historical Information

The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the underlying index for each quarter in the period from January 1, 2002 through May 9, 2007. The closing value of the underlying index on May 9, 2007 was 2,256.02. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the determination date. The payment of dividends on the stocks that constitute the underlying index are not reflected in its level and, therefore, have no effect on the calculation of the payment at maturity.

MSCI EAFE Index®	High	Low	Period End
2002
First Quarter	1,179.43	1,060.01	1,155.60
Second Quarter	1,190.24	1,073.77	1,123.01
Third Quarter	1,128.11	881.44	897.05
Fourth Quarter	988.28	857.43	952.65
2003
First Quarter	984.21	823.51	868.55
Second Quarter	1,074.97	876.58	1,025.74
Third Quarter	1,138.13	1,024.11	1,103.39
Fourth Quarter	1,288.77	1,124.33	1,288.77
2004
First Quarter	1,365.62	1,286.25	1,337.07
Second Quarter	1,360.32	1,226.65	1,327.97
Third Quarter	1,328.19	1,258.55	1,318.03
Fourth Quarter	1,515.48	1,329.37	1,515.48
2005
First Quarter	1,568.18	1,462.16	1,503.85
Second Quarter	1,518.07	1,439.66	1,473.72
Third Quarter	1,618.84	1,450.18	1,618.84
Fourth Quarter	1,696.07	1,533.92	1,680.13
2006
First Quarter	1,841.74	1,684.06	1,827.65
Second Quarter	1,980.26	1,681.70	1,822.88
Third Quarter	1,914.88	1,708.45	1,885.26
Fourth Quarter	2,074.48	1,890.59	2,074.48
2007
First Quarter	2,182.60	2,030.00	2,147.51
Second Quarter (through May 9, 2007)	2,269.48	2,152.13	2,256.02

May 2007	Page 11